EXHIBIT 99.7

Quest Capital Corp.

Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

/s/ Brian E. Bayley	/s/ Susan Neale

Brian E. Bayley	Susan Neale
CEO and President	Chief Financial Officer

Vancouver, B.C., Canada
March 3, 2006

Independent Auditors’ Report To the Shareholders of Quest Capital Corp.	PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

We have audited the consolidated balance sheets of Quest Capital Corp. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 3, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Quest Capital Corp.
Consolidated Balance Sheets
As at December 31, 2005 and 2004
(expressed in thousands of Canadian dollars)

	2005	2004
Assets
Cash and cash equivalents	$33,739	$6,607
Marketable securities (note 6)	945	786
Loans (notes 6 and 7)	124,551	76,215
Investments (note 6)	17,117	15,032
Future tax asset (note 16)	6,488	-
Restricted cash (note 9)	2,265	9,941
Prepaid and other receivable	739	796
Resource and fixed assets (note 10)	700	1,993
Other assets (note 6)	2,008	535
Assets held for disposition (note 5)	1,051	-
	$189,603	$111,905
Liabilities
Accounts payable and accrued liabilities	$4,192	$5,975
Dividend payable	3,518	-
Deferred interest and loan fees	1,685	1,044
Asset retirement obligation (note 11)	1,884	5,366
Liabilities and provision for loss on assets held for disposition
(note 5)	730	-
	12,009	12,385
Shareholders’ Equity
Share capital (note 12)	138,891	83,388
Contributed capital (note 12)	6,772	4,198
Retained earnings	30,739	10,706
Currency translation adjustment (note 13)	1,192	1,228
	177,594	99,520
	$189,603	$111,905

Contingencies and commitments (note 18)

Approved by the Board of Directors

______________________________________ Director	______________________________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
For the years ended December 31, 2005, 2004 and 2003
(expressed in thousands of Canadian dollars)

	2005	2004	2003
Retained earnings (deficit) -
Beginning of year	$10,706	$(2,041)	$(180,963)
Net earnings (loss) for the year	23,551	12,747	(1,362)
Dividends	(3,518)	-	-
Distribution of paid-up capital	-	-	(5,272)
Cancellation of shares	-	-	(28)
Reduction of capital against deficit	-	-	185,584
Retained earnings (deficit) - End of year	$30,739	$10,706	$(2,041)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
For the years ended December 31, 2005, 2004 and 2003
(expressed in thousands of Canadian dollars, except per share amounts)

	2005	2004	2003

Interest and related fees	$17,410	$10,948	$3,742

Non-interest income
Management and finder’s fees	4,204	2,200	456
Marketable securities trading gains (losses)	743	(1,020)	334
Realized gains and writedowns of investments	4,171	2,090	3,242
Other income and gold sales	372	3,505	6,380

	9,490	6,775	10,412

Total interest and non-interest income	26,900	17,723	14,154

Provision for losses	-	(275)	(1,472)

	26,900	17,448	12,682

Expenses and other
Salaries and benefits	2,108	1,650	521
Bonuses	2,000	1,500	-
Stock-based compensation	2,142	1,769	2,429
Office and other	998	771	383
Legal and professional services	820	1,412	1,662
Regulatory listing fees	260	-	-
Regulatory and shareholder relations	262	285	274
Director’s fees	218	151	56
Foreign exchange loss (gain)	96	(275)	2,120
Gain on dilution net of provision for loss on disposition	91	-	-
Other expenses relating to resource properties	155	467	4,623
Writedown, gains adjustment to reclamation provision
and settlement of Australian operations	582	(3,349)	1,182
Goodwill impairment	-	-	430

	9,732	4,381	13,680

Earnings (loss) before income taxes	17,168	13,067	(998)

(Recovery of) provision for income taxes
(note 16)	(6,315)	320	364

Non-controlling interest in a subsidiary
(note 5)	(68)	-	-

Net earnings (loss) for the year	$23,551	$12,747	$(1,362)

Earnings (loss) per share
Basic	0.23	0.14	(0.02)
Fully diluted	0.23	0.14	(0.02)

Weighted average number of shares
outstanding
Basic	100,923,801	87,997,155	58,617,700
Fully diluted	103,563,223	89,205,829	59,655,001

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003
(expressed in thousands of Canadian dollars)

	2005	2004	2003

Cash flows from operating activities
Net earnings (loss) for the year	$23,551	$12,747	$(1,362)
Adjustments to determine net cash flows relating to operating items
Future tax asset	(6,488)	-	-
Stock-based compensation	2,142	1,769	2,429
Non-controlling interest in subsidiary	(68)	-	-
Provision for losses	-	275	1,472
Amortization of deferred interest and loan fees	(4,568)	(4,693)	(879)
Marketable securities trading (gains) losses	(743)	1,020	(334)
Realized gains and writedowns of investments	(4,171)	(2,090)	(3,242)
Gain on dilution and provision for loss on disposition of
subsidiary and other assets	156	-	-
Depreciation	128	110	271
Other expenses relating to resource properties	155	431	686
Writedowns and gains on sale of resource assets and
adjustments to retirement obligations	582	(644)	926
Goodwill impairment	-	-	430
Other assets and investments received as finder’s fees	(1,245)	(566)	-
Deferred interest and loans fees received	3,083	2,117	933
Activity in marketable securities held for trading
Purchases	(215)	(43)	-
Proceeds on sales	2,259	1,171	2,807
Expenditures for reclamation and closure	(2,498)	(4,747)	(3,538)
Changes in accounts payables and accrued liabilities	(1,784)	3,864	(3,310)
Changes in receivables and inventories	34	1,353	1,305

	10,310	12,074	(1,406)

Cash flows from financing activities
Proceeds from shares issued	56,025	2,329	18,451
Shares redeemed and cancelled	-	-	(270)

	56,025	2,329	18,181

Cash flows from investing activities
Activity in loans
Net (increase) decrease in loans	(54,869)	(43,400)	(17,131)
Net decrease (increase) in convertible debentures	2,030	(975)	(896)
Activity in Investments
Proceeds on sales	13,865	13,655	8,073
Purchases	(4,794)	(11,876)	(7,181)
Net proceeds on dilution of subsidiary	592	-	-
Change in restricted cash	7,655	2,761	4,115
Cash transferred to purchaser of resource property	(2,500)	-	-
Proceeds on sale of resource and fixed assets	210	864	811
Expenditures on resource and fixed assets	(368)	(295)	(275)
Net other assets acquired	(281)	-	-
Net cash acquired on arrangement	-	-	14,064
Cash of subsidiary being held for sale/disposed	(678)	-	(1,046)

	(39,138)	(39,266)	534

Foreign exchange loss on cash held in a
foreign subsidiary	(65)	(327)	(1,390)

Increase (decrease) in cash and cash equivalents	27,132	(25,190)	15,919

Cash and cash equivalents - Beginning of year	6,607	31,797	15,878

Cash and cash equivalents - End of year	$33,739	$6,607	$31,797

Currency translation adjustment (note 13)

Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

1	Nature of operations

Quest Capital Corp., (the Company) was reorganized on June 30, 2003 by way of a statutory plan of arrangement (the Arrangement) (note 4). The Company’s primary focus is providing commercial bridge loans and mortgage financings of up to approximately $35.0 million. The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

Previously, the Company was a natural resource holding company engaged in the acquisition, exploration, financing, and development and operation of minerals properties and the financing of junior exploration companies and merchant banking. The Company owns and is reclaiming its 75% owned Castle Mountain property and it is expected that by the end of the first quarter of 2006 the reclamation obligations will have been completed, other than long-term monitoring and maintenance. The Brewery Creek property was sold in 2005 (note 10).

2	Change in accounting policies

Effective January 1, 2005, the Company has adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The impact of this change does not have a significant effect on the Company’s financial results.

Effective January 1, 2004 the Company adopted prospectively the Canadian Institute of Chartered Accountants (CICA) Section 1100 - Generally Accepted Accounting Principles as it relates to recognizing revenue. Previously, sales of precious metals were recorded as the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable. The Company now recognizes revenue from the sales of precious metals when title has passed to the purchaser. The impact of this change does not have a significant effect on the Company’s financial results.

(1)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

3	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Significant differences between Canadian and U.S. generally accepted accounting principles (GAAP) as they relate to these financial statements are described in note 21.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries include Quest Management Corp., Quest Securities Corporation, Quest Mortgage Corp. (formerly Viceroy Minerals Corporation), and Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain property.

Gold sales from former resource operations have been recorded as “Other Income” and expenses relating to these operations have been recorded as “Other Expenses Relating To Resource Properties”.

Certain comparative figures have been reclassified to conform to the current period’s presentation. During the year ended December 31, 2005, the Company amended the presentation to show a non-classified balance sheet.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results may differ. Financial statements items subject to significant management estimation include loan losses, investment carrying values, fair value of non-cash fees and stock-based compensation and future income tax assets.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum R-1 mid-grade rating, all of which have a maturity of 90 days or less at the time of acquisition.

Marketable securities

Marketable securities are carried at the lower of average cost and market value.

(2)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

Loans

Loans are stated net of an allowance for credit losses on impaired loans.

Loans are classified as impaired when the principal is past due, interest is 90 days in arrears, and when there is no longer reasonable assurance of the timely collection of principal and interest. A provision for losses incurred on impaired loans is made to reduce the carrying amount to the estimated realizable amount.

Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

Resource and fixed assets

a)	Exploration and development

General exploration expenditures and care and maintenance costs of development properties on hold are expensed in the period incurred.

b)	Plant, equipment and other fixed assets

Plant, equipment and other fixed assets are recorded at cost and depreciated on a straight-line basis.

Provision for asset retirement obligations

The Company recognizes a liability for asset retirement obligations when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings in the period in which the adjustment is made.

It is possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

(3)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders’ equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Revenue recognition

Interest income is recorded on an accrual basis except on loans classified as impaired. When a loan is classified as impaired, interest income is recognized on a cash basis only, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances. Loan syndication fees are included in income as earned over the life of the loan. Loan commitment, origination, restructuring and renegotiation fees are recorded as interest over the life of the loan. Interest and fees collected in advance are recorded as deferred revenue and recognized in income as set out above.

Finder’s fees received as compensation for corporate finance business activities are recorded when performance is complete and the cash or non-monetary consideration is received or is reasonably assured to be received. Non-monetary consideration includes shares, broker warrants and/or options and has been valued using the trading price of the shares at the time they are received and the Black Scholes option pricing model for warrants. Adjustments are made to the trading price for liquidity relative to size of the position, hold periods and other resale restrictions.

Trading revenue and sale of investments are recognized on a settlement basis.

(4)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future taxes for a change in tax rates will be recognized in income in the period that includes the date of substantive enactment. In addition, future tax assets are recognized to the extent their realization is more likely than not.

Stock-based compensation

The Company has a stock option plan as described in note 12(e). In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, effective January 1, 2003, the fair value of all stock options granted is recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to share capital.

Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year.

Diluted earnings or loss per share is calculated using the treasury stock method, if dilutive.

4	Reorganization

a)

The Company acquired all of the shares of each of Avatar Petroleum Inc. (Avatar), Quest Management Corp. (QMC) (which was a wholly owned subsidiary of Arapaho Capital Corp. (Arapaho)) and Quest Investment Corporation (QIC), by way of three separate share exchanges on June 30, 2003, in exchange for shares of the Company. Avatar and QIC have been wound up into the Company and the Company changed its name to Quest Capital Corp. from Viceroy Resource Corporation (“Arrangement”).

The Company altered its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Company consolidated its shares on a one new for three old basis.

(5)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

Under the terms of the Arrangement:

  holders of Avatar shares received 0.2825 Class A Share for each Avatar share, and outstanding Avatar warrants were converted at the same ratio, resulting in 1,836,250 warrants being issued by the Company;

  Arapaho as the sole holder of all of the issued shares of QMC received 863,857 Class A Shares;

  holders of QIC Class A shares received 1.0514 Class A Shares for each QIC Class A Share; and

  holders of QIC Class B shares received 1.0514 Class B Shares for each QIC Class B Share.

These acquisitions have been accounted for using the purchase method and the following is a breakdown of the net assets acquired:

	QIC	QMC	Avatar	Total

Cash	$8,516	$151	$6,187	$14,854
Marketable securities	1,867	-	-	1,867
Bridge loans	15,552	-	-	15,552
Investments	7,050	400	-	7,450
Prepaids and other receivables	246	151	21	418
Resource assets	232	60	-	292
Other assets	186	226	-	412
Goodwill impairment	-	-	430	430
Accounts payable	(1,663)	(104)	(71)	(1,838)

Net assets acquired	$31,986	$884	$6,567	$39,437

Consideration
Number of securities issued
Class A Shares	26,101,114	863,857	6,012,219	32,977,190
Class B Shares	4,276,851	-	-	4,276,851
Warrants	-	-	1,836,250	1,836,250

Deemed value
Class A Shares @ $1.02	$26,708	$884	$6,152	$33,744
Class B Shares @ $1.02	4,378	-	-	4,378
Warrants	-	-	350	350
Transactions costs	900	-	65	965

Total consideration	$31,986	$884	$6,567	$39,437

During the third quarter of 2003, the Company tested the goodwill acquired in the purchase of Avatar for impairment and recognized a goodwill impairment loss of $430,000.

(6)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

b)

As part of the Arrangement, the Company’s Argentina mineral exploration properties and cash were indirectly transferred from a wholly owned subsidiary to another wholly owned subsidiary called Viceroy Exploration Ltd. (ViceroyEx). The Company distributed to its pre-merger shareholders approximately 81% of the shares that it held of ViceroyEx and, as a result, the Company ceased to exercise control. The Company’s remaining investment in ViceroyEx has been accounted for using the cost method. The following is a breakdown of the net assets disposed of:

Cash	$550
Resource assets	5,255
Accounts payable	(45)

Investment in ViceroyEx	5,760
Distributed to shareholders	(4,653)

Remaining investment	$1,107

During the second half of 2003, the Company disposed of its remaining investment.

c)

In June 2003, the Company transferred to 650399 BC Ltd. cash and interests in certain properties located in British Columbia and granted an option to explore and acquire the Brewery Creek Mine in exchange for 6,000,000 shares or 50% of 650399 BC Ltd. The assets were transferred at their estimated fair market value and a gain was recognized to the extent of the arm’s length ownership in 650399 BC Ltd.

Carrying value of assets disposed of
Cash	$500
Mineral properties	-

500
Consideration
Investment in 650399 BC Ltd.	1,000

Gain	$500

d)

As part of the Arrangement, the Company’s shares of 650399 BC Ltd. were exchanged for shares of SpectrumGold Inc (SpectrumGold) on a one-for-one basis. The Company distributed to its pre-merger shareholders approximately 68% of the shares that it held of SpectrumGold and, as a result, the Company ceased to exercise significant influence. The Company’s remaining investment had been accounted for using the cost method.

Investment in SpectrumGold	$1,000
Distributed to shareholders	(619)

Remaining investment	$381

During the second half of 2003, the Company disposed of its remaining investment.

(7)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

5	Assets and liabilities and provision for loss on assets

In May 2005, the Company’s wholly-owned subsidiary Lara Exploration Ltd. (Lara) completed an Initial Public Offering (IPO) of 2,000,000 units consisting of one common share and one transferable share purchase warrant. The Company did not participate in the IPO and its interest in Lara was diluted to 66% resulting in the Company recording a gain of $252,000. The Company did not receive any cash proceeds from this transaction (nor is it required to make any payments in connection with it).

In November 2005, Lara agreed to acquire a private Brazilian company that holds the rights to nine prospective gold, nickel, copper and zinc properties in Brazil. In return for the assignment of the shares of the private Brazilian company to Lara, the Company has agreed to transfer its 3,000,000 escrow shares of Lara to the shareholders of the private Brazilian company for nominal consideration. On completion of the transaction and a concurrent private placement by Lara, the Company will hold approximately 9% of the outstanding shares of Lara and will cease to exercise control or significant influence of Lara and has recorded a provision for a loss on the disposition of $343,000. The transaction was completed subsequent to year end and has been recorded as follows:

Assets held for disposition
Cash	$678
Resource assets	373
$1,051

Liabilities and provision for loss on assets held for
disposition
Accounts payable	$32
Minority interest	355
Provision for loss on disposition	343

$730

6	Financial instruments

The carrying values of cash and cash equivalents, restricted cash, other receivables, and accounts payable approximate their fair values due to the short-term nature of these instruments.

(8)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

The fair value of the Company’s remaining financial assets and liabilities is as follows:

		2005		2004
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Marketable securities	$945	1,168	$786	$1,047
Investments	17,117	24,430	15,032	20,537
Loans and convertible
debentures	124,551	124,551	76,215	76,215
Other assets	1,601	1,601	128	128

Marketable securities and investments represent shares in publicly traded companies. The fair value represents the quoted trading price of the shares. The fair value of loans is estimated to be approximately the equivalent of carrying value due to the relatively short term of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture. Fair value is then considered to be the quoted trading price of the underlying security. Financial instruments included in other assets include securities and investments in capital pool companies which are restricted from trading and are carried at cost.

7	Loans and convertible debentures

a)

Loans are repayable over various terms up to 24 months from December 31, 2005, and bear interest at a fixed rate of between 9.75% and 15% before commitment and other fees. Marketable securities, real property, real estate, corporate or personal guarantees generally are pledged as security. At December 31, 2005, the composition of the loan portfolio was 89% mortgages, 6% in the energy sector, and 5% in other types of companies. The convertible debenture interest rate is 8% and due September 2006.

Loan and convertible debenture analysis as at December 31, 2005 and 2004 is as follows:

			2005
		Specific	Carrying
	Term loans	allowance	amount
Unimpaired loans	$118,041	$-	$118,041
Impaired loans	6,461	337	6,124
	$124,502	$337	$124,165
Convertible debentures	586	200	386
	$125,088	$537	$124,551

(9)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

			2004
		Specific	Carrying
	Term loans	allowance	amount
Unimpaired loans	$70,763	$-	$70,763
Impaired loans	3,387	337	3,050
	$74,150	$337	$73,813
Convertible debentures	2,602	200	2,402
	$76,752	$537	$76,215

As at December 31, 2005, 66% of the Company’s loan portfolio is due within a year. At December 31, 2005, loans and convertible debentures of $2,810,000 (2004 - $402,400) net of allowances were in U.S. dollars. Accordingly, the Company is exposed to foreign currency risk in this regard.

Subsequent to year end $3,000,000 of impaired loans were repaid or the default cured.

b)	The Company monitors the repayment ability of borrowers and the value of underlying security.

Certain of the Company’s loans are in arrears and realization by the Company on its security may result in a shortfall. In determining the provision for possible loan losses, management considers the length of time the loans have been in arrears, the overall financial strength of borrowers and the residual value of security pledged. The Company has recorded an allowance for losses as follows:

	2005	2004	2003

Balance - Beginning of year	$537	$1,472	$-
Add
Specific provision for the year	-	275	1,446
Interest provision for the year	-	-	26

	537	1,747	1,472
Less: Loan write-offs net of			-
recoveries	-	(1,210)
Balance - End of year	$537	$537	$1,472

c)

At December 31, 2005, the Company has also entered into agreements to advance funds of $7,091,000, of which the Company expects to syndicate $897,000. Advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

(10)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

8	Joint venture

The Company owns a 75% interest in Castle Mountain Joint Venture (Castle Mountain) which owns the Castle Mountain property which is being reclaimed.

The Company’s 75% interest in the joint venture is summarized as follows:

	2005	2004	2003

Cash and cash equivalents	$1,276	$478	$392
Restricted cash and other assets	2,274	5,076	8,892
Resource assets	141	274	679
Accounts payable	(741)	(630)	(539)
Asset retirement obligations	(1,884)	(3,186)	(6,605)

Net assets	$1,066	$2,012	$2,819

Interest and related fees	$111	$92	$77
Other income and gold sales	364	3,235	6,009
Other expenses relating to resource
operations	(120)	(281)	(4,294)
Write-down, gains, adjustment to
reclamation provision	(835)	565	(664)

(Loss) earnings before income taxes	$(480)	$3,611	$1,128

Cash flows from:
Operating activities	$(1,695)	$1,671	$1,342
Investing activities	$2,853	$3,144	$(481)

9	Restricted cash

Pursuant to an agreement amongst the partners of the Castle Mountain property, the Company was required to set aside restricted cash of $2,265,000 (2004 - $4,941,000) as at December 31, 2005 in a fund to fulfil reclamation and closure obligations at the Castle Mountain property.

In 2004, restricted cash also included $5,000,000 that was pledged as security for licenses and permits for letters of credit to fulfil reclamation and closure obligations at the Brewery Creek property. The terms of the letter of credit required the amount to be restricted. The restricted cash was released upon the sale of the Brewery Creek property in 2005 (see note 10).

(11)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

10	Resource and fixed assets

			2005			2004

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion			depletion
		and			and
	Cost	writedowns	Net	Cost	writedowns	Net

Castle Mountain property	$57,826	$(57,685)	$141	$78,331	$(78,057)	$274
Brewery Creek property	-	-	-	64,260	(63,203)	1,057

	57,826	(57,685)	141	142,591	(141,260)	1,331

Other	855	(296)	559	784	(122)	662

	$58,681	$(57,981)	$700	$143,375	$(141,382)	$1,993

In 2005, the Company sold its 100% interest in the Brewery Creek property (Brewery Creek) located in the Yukon to a private company in consideration for $1,800,000 paid in 2.7 million common shares of the private company at the time for a gain of $361,000 (note 15(a)). The shares received represent less than 20% of the outstanding shares of the private company and were recorded at cost in investments. Pursuant to the purchase and sale agreement, the purchaser assumed all of the reclamation and closure obligations of Brewery Creek. The purchaser received $2,500,000 of the $5,000,000 cash posted as security for the remaining reclamation and closure obligations at Brewery Creek and the remaining $2,500,000 was released to the Company.

11	Asset retirement obligation

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property.

On January 1, 2003, the Company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings in the period in which the adjustment is made.

(12)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

A reconciliation of the provision for reclamation is as follows:

	2005	2004	2003

Balance -Beginning of year	$5,366	$10,492	$14,051

Liabilities settled during the year	(2,498)	(4,747)	(3,538)
Liabilities disposed of during the year (see
note 10)	(2,078)	-	-
Accretion expense	155	431	686
Revisions in estimated cash flows	943	(644)	854
Currency translation adjustment	(4)	(166)	(1,561)

Balance -End of year	$1,884	$5,366	$10,492

The provision for reclamation is based on the following key assumptions:

  total undiscounted cash flows of $1,997,000

  the expected timing of payment of the cash flows ranging in the years 2006 to 2018 a credit adjusted risk free rate at which the estimated cash flows have been discounted by 6.5%.

12	Share capital

	a)	Authorized

Unlimited First and Second Preferred Shares Unlimited common shares without par value

Previously the Company had Class A Voting Shares and Class B Voting Shares. Effective April 19, 2005, the Class B Shares were cancelled and the designation of the Class A Shares was changed to common shares.

In June 2004, the shareholders approved the amendments to the Company’s Class A subordinate voting shares and Class B multiple voting shares (the Class A and Class B amendments). The general effect of the Class A and Class B amendments was, among other things, to amend the voting rights of the Class B Shares to one vote per share and allow the Class B shareholders to convert each Class B Share into 1.25 Class A share. The Class A and Class B Share amendments also provided the Company with the right to give notice of conversion of each Class B Share into 1.25 Class A Share.

In October 2004, the Company gave notice of conversion of each Class B Share into 1.25 Class A Share and all remaining Class B Shares at that time were converted to Class A Shares.

(13)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

b)	Shares issued and outstanding

		2005		2004		2003

	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount

Common shares
Opening balance	-	$-	-	$-	34,369,948	$213,364
Issued for cash	24,300,000	51,890	-	-	-	-
Share issue costs	-	(3,587)	-	-	-	-
Issued on exercise of
stock options	-	-	-	-	966,667	534
Issued on exercise of
warrants	4,500,000	7,200	-	-	2,578,333	1,547
Treasury shares
cancelled	-	-	-	-	(759,200)	(3,405)
Exchanged for Class
A Shares	90,465,568	83,388	-	-	(37,155,748)	(212,040)

Closing balance	119,265,568	$138,891	-	$-	-	$-

Class A Shares
Opening balance	90,465,568	$83,388	83,194,934	$76,330	-	$-
Issued for cash	-	-	-	-	13,333,335	16,432
Share issue costs	-	-	-	-	-	(62)
Issued on exercise of
warrants	-	-	1,924,583	2,330
Fair value of warrants
on exercise	-	-	-	350
Exchanged for Class
B Shares	-	-	5,346,051	4,378	-	-
Exchanged for
common shares	(90,465,568)	(83,388)	-	-	37,155,748	212,040
Issued pursuant to the
Arrangement
(note 4)	-	-	-	-	32,977,190	33,744
Reduction of stated
capital against
deficit	-	-	-	-	-	(185,584)
Shares redeemed	-	-	-	-	(245,782)	(218)
Shares cancelled	-	-	-	-	(25,557)	(22)

Closing balance	-	$-	90,465,568	$83,388	83,194,934	$76,330

(14)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

		2005		2004		2003

	Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount

Class B Shares
Opening balance	-	$-	4,276,851	$4,378	-	$-
Exchanged for Class
A Shares	-	-	(4,276,851)	(4,378)
Issued pursuant to the
Arrangement
(note 4)	-	-	-	-	4,276,851	4,378

Closing balance	-	-	-	-	4,276,851	4,378

Own shares acquired
Opening balance	-	-	-	-	(759,200)	(3,405)
Shares cancelled	-	-	-	-	759,200	3,405

Closing balance	-	-	-	-	-	-

Total share capital		$138,891		$83,388		$80,708

As part of the Arrangement in 2003 (note 4), the common shares were consolidated on a three-for-one basis. All share figures in the above table and earnings per share disclosures have been restated to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

In August 2005, the Company completed an offering of 18,500,000 shares of the Company at a price of $2.30 per share for aggregate proceeds of $42,550,000. The Company also granted the underwriters an over-allotment option exercisable to October 23, 2005 to purchase up to an additional 2,775,000 shares at a price of $2.30 per share, of which the underwriters exercised 800,000 shares. In addition, the underwriters were granted 1,158,000 compensation options expiring August 23, 2007 and October 26, 2007. Each compensation option is exercisable at $2.30 per common share. Net proceeds from the equity offering and over allotment after expenses were $40,803,000.

In May 2005, the Company completed a private placement of 5,000,000 shares at a price of $1.50 per share for aggregate proceeds of $7,500,000.

In October 2003, the Company completed a non-brokered private placement for 5,000,000 units at $1.28 per unit for total proceeds of approximately $6,400,000. Each unit consisted of one Class A Share of the Company and one Class A Share purchase warrant entitling the holder to purchase one additional Class A Share of the Company for a period of five years at a price of $1.60 subject to a reduction in the exercise period to 20 business days if the Class A Shares close at or above $2.25 for 20 consecutive trading days commencing after June 30, 2004. No value has been attributed to these warrants.

In August 2003 as part of the Arrangement, the Company redeemed 245,782 Class A Shares for $1.10 per share and cancelled 25,557 Class A Shares.

(15)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

In June 2003, the Company completed a non-brokered private placement of 8,333,335 units of Class A Shares at a price of $1.20 per unit. Each unit comprised one Class A Share and one Class A Share purchase warrant. Each warrant is exercisable for five years at $1.50 per Class A Share, subject to a reduction in the exercise period to 20 business days if the Class A Shares close at or above $2.25 for 20 consecutive trading days commencing after December 31, 2003. The Company received net proceeds of $9,938,000. No value has been allocated to the warrants.

c)	Warrants issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date

Class A Shares
Opening balance - January 1, 2003	-	$-
Exchanged pursuant to the Arrangement	88,333	0.60	June 13, 2004
Issued pursuant to the Arrangement	1,836,250	1.24	December 23, 2004
Issued pursuant to a private placement	8,333,335	1.50	June 30, 2008
Issued pursuant to a private placement	5,000,000	1.60	October 20, 2008

Closing balance - December 31, 2003	15,257,918

Exercised	(88,333)	0.60
Exercised	(1,836,250)	1.24

Closing balance - December 31, 2004	13,333,335

Exercised	(4,500,000)	1.60

Closing balance -December 31, 2005	8,833,335

Subsequent to year-end all of the warrants outstanding were exercised.

(16)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

d)	Compensation options issued and outstanding

		Exercise
	Number of	price per
	warrants	share	Expiry date

Common shares
Opening balance - January 1, 2003, 2004
and 2005	-	-
Issued pursuant to a private placement	1,110,000	$2.30	August 23, 2007
Issued pursuant to a private placement	48,000	2.30	October 26, 2007

Closing balance - December 31, 2005	1,158,000

e)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

(17)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

During the years ended December 31, 2005, 2004 and 2003, the change in stock options outstanding was as follows:

		2005		2004		2003

		Weighted		Weighted		Weighted
		average		average		average
	Number of	share	Number of	share	Number of	share
	shares	price	shares	price	shares	price

Common shares
Opening balance	-	$-	-	$-	4,115,002	$0.45
Granted	2,350,000	2.14	-	-	-	-
Exercised	-	-	-	-	(2,900,000)	0.18
Expired	(160,415)	1.89	-	-	(17,000)	2.17
Cancelled	-	-	-	-	(160,000)	2.75
Exchanged for Class
A share options	7,373,748	1.91	-	-	(1,038,002)	0.98

Closing balance	9,563,333	$1.97	-	$-	-	$-

Options exercisable
at year-end	8,096,146	$1.93	3,478,953	$-	-	$-

Class A Shares
Opening balance	7,373,748	$1.91	7,725,828	$1.97	-	$-
Exchanged for
common share
options	(7,373,748)	1.91	-	-	345,996	2.94
Granted	-	-	300,000	1.95	7,412,500	1.95
Expired	-	-	(652,080)	2.42	(32,668)	7.13

	-	$-	7,373,748	$1.91	7,725,828	$1.97
Options exercisable
at year-end	-	$-	5,236,748	$1.90	3,478,953	$1.99

(18)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Options	contracted	exercise	Options	exercise
exercise prices	outstanding	life	price	exercisable	price
		(years)

$ 0.81	113,333	1.80	$0.81	113,333 $	0.81
$ 1.51	300,000	3.60	1.51	285,938	1.51
$ 1.80 to 1.95	7,900,000	2.99	1.95	7,384,375	1.95
$ 2.30	1,250,000	4.88	2.30	312,500	2.30

	9,563,333	3.25	$1.97	8,096,146 $	1.93

f)	Contributed capital

	2005	2004	2003

Opening balance	$4,198	$2,779	$-
Fair value of warrants (exercised) issued
pursuant to the Arrangement (note 4)	-	(350)	350
Stock-based compensation	2,142	1,769	2,429
Other	(90)	-	-
Compensation options	522	-	-

Ending balance	$6,772	$4,198	$2,779

The fair values of options for 2005, 2004 and 2003 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

	2005	2004	2003

Risk-free interest rate	3.18%	2.90%	3.11%
Expected life of options	2.3 years	3 years	2.1 years
Expected stock price volatility	33%	48%	67%
Expected dividend yield	0%	0%	0%
Weighted average fair value of options	$0.42	$0.54	$0.77

(19)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

13	Currency translation adjustment

This adjustment represents the net foreign currency translation adjustment (CTA) on the Company’s net investment in self-sustaining foreign operations.

	2005	2004
Opening balance	$1,228	$1,654
Unrealized loss from change in exchange rates	(36)	(426)
Closing balance	$1,192	$1,228

14	Other expenses relating to resource properties

Other expenses relating to resource properties are as follows:

	2005	2004	2003

Cost of sales	$-	$-	$3,544
Depreciation and depletion	-	-	232
Royalties	-	-	(37)
Accretion (note 11)	155	431	686
Exploration	-	36	198

	$155	$467	$4,623

15	Writedowns, gains, adjustment to reclamation provision and settlement of Australian operations

	a)	During the years ended December 31, 2005, 2004 and 2003, the Company made the following writedowns, gains, adjustment to reclamation provision and settlement of Australian operations:

	2005	2004	2003

Writedown of resource assets	$-	$-	$450
Changes in asset retirement
obligations (note 11)	943	(644)	854
Gain on disposition of resource assets	(361)	(561)	(378)
Settlement of Australian operations	-	(2,144)	256

	$582	$(3,349)	$1,182

(20)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

	b)	Settlement of Australian operations

In 2004, the Company received net proceeds of $2,144,000 from the settlement of the Company’s legal claim in Australia against Australian Mining Consultants PTY Ltd.

In 2003, the Company reached an agreement with Forrestania Gold NL to terminate the dispute with respect to the Bounty Nickel Joint Venture agreement. The Company made a cash payment of AUS$250,000 and in return received a 1.5% net smelter return royalty.

16	Income taxes

	a)	The provisions for (recovery of ) income taxes consists of the following:

	2005	2004	2003

Current
Canada	$488	$(88)	$293
United States	(315)	408	71

Total current expenses	173	320	364

Future
Canada	(6,488)	-	-
United States	-	-	-

Total future recovery	(6,488)	-	-

Total (recovery of) provision for income
taxes	$(6,315)	$320	$364

(21)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

b)	The reconciliation of the statutory income tax rates to the effective tax rates on the earnings (loss) before income taxes is as follows:

	2005	2004	2003

Income taxes at statutory rates	$5,985	$4,541	$(513)
Increase (decrease) in taxes from:
Non-deductible differences	938	923	1,165
Difference in foreign tax rates	(92)	142	40
Benefits of timing differences not
previously recognized	(426)	(174)	(175)
Recognition of prior year tax losses	(12,720)	(4,953)	(363)
Large corporations tax	-	(159)	210

	$(6,315)	$320	$364

c)	The Company has losses in various jurisdictions as set out below.

	i)	Canada

The Company has non-capital losses to reduce future taxable income in Canada of approximately $55,381,000. These losses expire between 2006 and 2015.

	ii)	United States

The Company has estimated net operating losses available to reduce future regular tax in the United States aggregating US $457,000. These losses expire between 2006 and 2022.

d)	The significant components of the future income tax assets as at December 31, 2005 are as follows:

	2005	2004

Loss carryforwards	$19,487	$8,673
Capital losses	10,127	10,352
Resource and fixed assets	10,117	34,680
Investment in subsidiaries	6,208	7,048
Investments and marketable securities	2,489	515
Other	2,546	2,511

	50,974	63,779
Valuation allowance	(44,486)	(63,779)

Future tax asset	$6,488	$-

(22)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

17	Related party transactions

a)

For the year ended December 31, 2005, the Company received $1,614,000 (2004 - $1,534,000, 2003 - $456,000) in advisory, management and finder’s fees from related parties by virtue of certain directors and officers in common. Other assets includes $623,000 (2004-$128,000) of non-transferable securities held in either private or publicly traded companies related by virtue of certain directors and officers in common.

b)

Loans and convertible debentures include $5,740,000 (2004 - $10,184,000) in amounts due from related parties by virtue of certain directors and officers in common. The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a loan. The nominee may be an employee, officer or director of the Company and accordingly, the borrower has been considered related to the Company. During the year ended December 31, 2005, the Company received $2,111,000 (2004 - $1,094,000, 2003 - $119,500) in interest and fees from related parties by virtue of certain directors and officers in common. During the year ended December 31, 2005, the Company has made no additional provision for losses on loans and convertible debentures (2004 - $200,000, 2003 - $84,000) from related parties by virtue of certain directors in common.

c)

For the year ended December 31, 2005, the Company received $128,000 (2004-$15,000, 2003 -$39,000) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

d)

Marketable securities and investments include $14,032,000 (2004 - $10,450,000) of shares held in publicly traded companies related by virtue of certain directors and officers in common. For the year ended December 31, 2005, the Company recorded a gain on disposal of securities of $3,854,000 (2004 - $317,000, 2003 - $2,609,000) from related parties by virtue of certain directors and officers in common.

	e)	Included in accounts payable is $2,017,000 (2004 - $1,844,000) due to officers for bonuses and salaries payable.

(23)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

18	Contingencies and commitments

	a)	Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture to ensure compliance with reclamation and other environmental agreements.

b)

On March 22, 2002, Quest Investment Corporation and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

	c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2006	$462,000
2007	307,000
2008	230,000
2009	230,000
2010	154,000

	d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

19	Segmented information

	a)	The Company’s reportable operating segments are as follows:

					2005

			Income
		Expenses	tax	Net	Total
	Revenue	and other	expense	earnings	assets

Financial services	$26,425	$8,904	$(6,000)	$23,521	$184,211
Resource operations and other	475	828	(315)	30	5,392

	$26,900	$9,732	$(6,315)	$23,551	$189,603

(24)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

					2004

			Income
			tax
		Expenses	(expense)	Net	Total
	Revenue	and other	recovery	earnings	assets

Financial services	$14,121	$6,925	$(88)	$7,284	$98,108
Resource operations and other	3,327	(2,544)	408	5,463	13,797

	$17,448	$4,381	$320	$12,747	$111,905

				2003

			Income
		Expenses	tax
	Revenue	and other	recovery	Loss

Financial services	$6,412	$7,305	$292	$(1,185)
Resource operations and other	6,270	6,375	72	(177)

	$12,682	$13,680	$364	$(1,362)

20	Supplemental cash flow information

a)	Cash (paid) for

	2005	2004	2003

Interest	$19,585	$12,405	$4,726
Income taxes	(387)	(334)	93

(25)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

b)	Non-cash operating, financing and investing activities

	2005	2004	2003

Marketable securities and investments
received as loan fees	$2,005	$3,006	$553
Other assets and investments received as
finder’s fees	1,245	566	-
Property and other assets received as loan
fees	121	35	-
Loans and debentures settled with shares	4,516	145	-
Investments acquired on disposal of a
mineral and exploration property	-	-	500
Shares received as consideration for sale of
resource property	1,800	-	-
Fair value of compensation options issued	522	-	-
Issue of shares pursuant to the
Arrangement (note 4(a))	-	-	38,472
Distribution to shareholders (notes 4(b)
and 4(d))	-	-	5,272

21	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from GAAP in the United States of America. Material measurement differences to these consolidated financial statements are as follows:

	a)	Reduction of stated capital

At the Company’s Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances. This GAAP difference has no net impact on total shareholders’ equity reported.

	b)	Unrealized holding gains (losses)

Under U.S. GAAP, securities are classified as trading marketable securities or available-for-sale securities depending upon the Company’s intentions. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for long-term available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized.

(26)

Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

c)	Fair value of conversion option

For U.S. GAAP purposes, the conversion option of a debenture into shares is considered an embedded derivative to the holder of the debenture and changes in the fair value of such derivative is reported in the statements of earnings. Prior to 2003, the change in fair value was not considered material and the cumulative adjustment has been recorded in 2004.

d)	Dilution gains

Under Canadian GAAP, the Company recognizes a gain or loss on the dilution of its interests in subsidiaries upon the issue of new shares by the subsidiary to third parties. Under U.S. GAAP, such gains related to development stage subsidiaries are accounted for as an equity transaction.

e)	Revenue recognition

Effective January 1, 2004, for Canadian GAAP purposes, the Company has prospectively adopted recognizing revenues from precious metals when title has passed. Previously, the Company recognized revenues from precious metals when the metals were available for delivery and revenue amounts recognized but not settled were classified as accounts receivable. Under U.S. GAAP, revenue is not recorded before title has passed.

f)	Asset retirement obligations

Effective January 1, 2003, the Company has adopted Statement of Financial Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. For Canadian GAAP purposes this change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For U.S. GAAP purposes the Company would record a cumulative effect adjustment in the statements of earnings for the difference between the amounts recognized prior to the adoption of SFAS No. 143 and the net amount recognized according to SFAS No. 143.

g)	Gain on sale of investments

During 2003, the Company disposed of its remaining shares in ViceroyEx (note 4(b)), under U.S. GAAP, this disposal would result in an additional gain of $1,006,000 as a result of the Company’s net investment being lower under U.S. GAAP. Under U.S. GAAP, the capitalized expenditures of the resource properties would have been expensed in the period incurred.

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Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

h)	Currency translation adjustment

The Company has a self-sustaining foreign operation and as such accounts for movements in exchange rates within this account. Under U.S. GAAP, exchange gains or losses arising from translation of self sustaining operations are included in other comprehensive earnings.

i)	Reconciliation to U.S. GAAP

The application of the above described U.S. GAAP differences would have the following effect on earnings (loss), earnings (loss) per share, marketable securities and total shareholders’ equity for U.S. GAAP purposes:

	2005	2004	2003

Earnings (loss)
As reported in accordance with Canadian
GAAP	$23,551	$12,747	$(1,362)
Adjustment for unrealized (loss) gain on
trading securities	(38)	(78)	(164)
Revenue recognition	-	820	21
Gain on sale of investment	-	-	1,006
Gain on dilution of shares	(252)	-	-
Fair value adjustment for derivatives	(250)	250	-

Net earnings (loss) under U.S. GAAP
before cumulative catch-up
adjustment	23,011	13,739	(499)
Cumulative effect adjustment for the
adoption of SFAS 143	-	-	1,734

Net earnings under U.S. GAAP	23,011	13,739	1,235
Other comprehensive income
Adjustment for unrealized holding
gains	1,808	(3,472)	8,968
Currency translation adjustment	(36)	(426)	(2,107)

Comprehensive earnings	$24,783	$9,841	$8,096

Earnings (loss) per share under U.S.
GAAP
Basic and dilutive - before cumulative
catch-up adjustment	$0.23	$0.15	$(0.01)

Basic and dilutive	$0.23	$0.15	$0.02

Marketable securities
Under Canadian GAAP	$945	$786	$1,097
Adjusted for fair market value (note 21(b))	223	261	339

Under U.S. GAAP	$1,168	$1,047	$1,436

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Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

	2005	2004	2003

Accounts receivable
Under Canadian GAAP	$-	$-	$853
Adjusted for revenue recognition	-	-	(853)

Under U.S. GAAP	$-	$-	$-
Inventories
Under Canadian GAAP	$-	-	72
Adjusted for revenue recognition	-	-	33

Under U.S. GAAP	$-	$-	$105

Investments
Under Canadian GAAP	$17,117	$15,032	$12,969
Adjusted for fair value	7,313	5,505	8,977

Under U.S. GAAP	$24,430	$20,537	$21,946

Loans and convertible debentures
Under Canadian GAAP	$124,551	$76,215	$32,259
Adjusted for fair value	-	250	-

Under U.S. GAAP	124,551	76,465	32,259

Asset retirement obligations
Under Canadian and U.S. GAAP	1,884	5,366	10,492

Total shareholders’ equity
Share capital
Under Canadian GAAP	$138,891	$83,388	$80,708
Adjusted for reduction of stated capital
(note 21(a))	185,584	185,584	185,584

Under U.S. GAAP	324,475	268,972	266,292

Warrants and options
Under Canadian and U.S. GAAP	6,772	4,198	2,779

Retained earnings (deficit)
Under Canadian GAAP	30,739	10,706	(2,041)
Adjustments to deficit	(185,361)	(185,073)	(186,065)

Under U.S. GAAP	(154,622)	(174,367)	(188,106)

Cumulative other comprehensive income
Under Canadian GAAP	-	-	-
Adjusted for fair value of investments	7,313	5,505	8,977
Currency translation adjustment	1,192	1,228	1,654

Under U.S. GAAP	8,505	6,733	10,631

Total shareholders’ equity under
U.S. GAAP	$185,130	$105,536	$91,596

Statement of Cash Flows From
Operating activities under Canadian and
U.S. GAAP	$10,310	$12,074	$(1,406)
Financing activities under Canadian and
U.S. GAAP	$56,025	$2,329	$18,181
Investing activities under Canadian and
U.S. GAAP	$(39,138)	$(39,266)	$534

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Quest Capital Corp.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars; tables in thousands, except share capital information)

j)	Impact of recently issued accounting standards

In January 2005, the CICA issued three new standards: “Financial Instruments - Recognition and Measurement.” “Hedges,”and “Comprehensive Income.” The main consequences of implementing these standards are described below. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Investments and marketable securities will be recorded in the consolidated balance sheet at fair value. Changes in fair value of marketable securities will be recorded in income and changes in the fair value of investments will be reported in comprehensive income. The Company is undertaking its analysis of the impact of the new standards.

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